Exhibit 99.70

TORQUE ESPORTS CORP. TO ACQUIRE UMG MEDIA LTD.

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S.

NEWSWIRE SERVICES

MIAMI, FL October 22, 2019 – Torque Esports Corp., formerly Millennial Esports Corp. (“Torque” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF) and UMG Media Ltd. (“UMG”, TSX VENTURE: ESPT) have entered into a binding letter of intent (the “Letter of Intent”) dated October 21, 2019 whereby Torque will acquire UMG (the “Transaction”), which is an arm’s length transaction. The Transaction combines two highly complementary businesses in the esports and gaming space.

The combination of Torque and UMG will create a significant esports company that has operations in a number of the key verticals of the industry, including racing, first person shooter, and sports titles. Torque’s strong presence in the racing vertical, combined with UMG’s ability to host daily cash play through its proprietary platform, will allow Torque to expand its offerings to not only its own users, but also to the user base of UMG.

“UMG is thrilled to join forces with Torque to build a broader esports company,” stated Dave Antony, CEO of UMG. “We are confident the combined expertise of the groups will ensure future success.”

UMG’s broadcast capabilities will enhance events currently produced by Torque, including World’s Fastest Gamer, while allowing UMG to better utilize its studio operations. The content that can be created in the traditional esports verticals that UMG currently hosts, combined with the racing content provided by Torque, will allow the combined entity to reach a significantly broader audience.

“We have been in contact with the UMG team for over a year now and have followed their journey with interest. We have been impressed both with the size of their business and the level of engagement with their gaming audience. Those two metrics, audience size and engagement, will define the winners in the gaming industry over the next few years,” said Darren Cox, President and CEO of Torque Esports. “UMG also has other, less obvious, benefits to us. Combining their traffic with our Stream Hatchet data business will give us a lead in audience insight for brands, while UMG’s content delivery will also combine well with YouTube channel Let’s Go Racing, our recently announced acquisition.”

Transaction Summary

The Transaction will be carried out by way of a plan of arrangement of UMG under the Business Corporations Act (Alberta), pursuant to which UMG shareholders will receive Torque common shares (each, a “Torque Share”) in exchange (the “Exchange Ratio”) for UMG common shares (“UMG Share”). Torque will issue approximately 4,329,445 Torque Shares (the “Consideration Shares”) in exchange for the UMG securities to be exchanged pursuant to the Transaction, including the securities to be issued pursuant to the UMG Private Placement (defined below)(a total of 812,361 of these Torque Shares will be issued to the UMG Private Placement shareholders and the remainder shall be issued to the current UMG Shareholders). The previously announced UMG proposed acquisitions are not expected to be completed prior the completion of the Transaction, if at all. Therefore, all Torque shares issued pursuant to the Transaction will be issued to either the existing UMG shareholders and the participants of the Private Placement. In addition, each outstanding option and warrant to purchase a UMG Share will be exchanged for an option or warrant, as applicable, to purchase a Torque Share, based upon the Exchange Ratio – there are currently 3,927,542 stock options, 2,850,428 warrants and 262,397 agent warrants of UMG which will be exchanged based on the Exchange Ratio. The Consideration Shares are reflected on a post-consolidation basis accounting for the consolidation of Torque’s common shares effected October 18, 2019.

The implementation of the Transaction will be subject to the approval of at least 66 2/3% of the votes cast by holders of UMG Shares at a special meeting of UMG shareholders expected to take place in December 2019. In addition to the UMG shareholder approval, the Transaction is also subject to Torque completing the acquisition of 51% of Allinsports SRL (see Torque press releases of August 22, 2019, October 3, 2019 and October 18, 2019), receipt of certain regulatory, court and stock exchange approvals and certain other closing conditions customary in transactions of this nature.

Following the completion of the acquisition of 51% of Allinsports SRL and the Transaction (and assuming no other outstanding convertible securities of Torque are exercised or converted during this time), Torque will have approximately 9 million shares outstanding.

The Letter of Intent has been unanimously approved by the boards of directors of each of UMG and Torque.

The Letter of Intent provides for the parties to work towards completing their due diligence and the execution of a definitive arrangement agreement prior to October 28, 2019.

Further information regarding the Transaction will be included in UMG’s information circular that UMG will prepare, file and mail in due course to its shareholders in connection with the special meeting of UMG shareholders to be held to consider the Transaction. All UMG shareholders are urged to read the information circular once it becomes available, as it will contain additional important information concerning the Transaction.

UMG Private Placement

Prior to the completion of the Transaction, UMG intends to complete, subject to regulatory approval, a non-brokered private placement of $1,200,000 of UMG Shares at a price of $0.12 per UMG Share (the “UMG Private Placement”).

A Finders’ fee may be payable in conjunction with the UMG Private Placement at the election of UMG.

The UMG Shares issuable pursuant to the UMG Private Placement will be subject to a four month hold period from the date of closing.

About Torque

Torque Esports Corp. (“TEC”) recently restructured its business and leadership team. Torque now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, TEC is ready to lead the rush to profitability in the esports industry.

Torque aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to monetize the huge number of eyeballs in the gaming and esports space.

About UMG

UMG Media Ltd. (“UMG”) is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

For more information about UMG visit www.umggaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque and UMG to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the Transaction; the completion of the UMG Private Placement, the anticipated benefits of the Transaction to the parties and their respective security holders; and the anticipated timing of the UMG shareholder meeting. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Transaction and the anticipated timing for completion of the Transaction, Torque and UMG have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholders approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; and other expectations and assumptions concerning the Transaction. There can be no assurance that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque and UMG do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Niether TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Completion of the Transaction is subject to a number of conditions, including but not limited to, TSX-V acceptance and if applicable, shareholder approval. Where applicable, the Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Torque and UMG should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

For Further Information

Torque Esports:

Media Contact: Gavin Davidson, gdavidson@millennialesports.com, 705.446.6630

Investor Contact: CEO, President, Director, Darren Cox, darrencox@millennialesports.com

UMG Media Ltd.:

Investor Contact: David Antony, Chief Executive Officer, (403) 531-1710, dantony@umggaming.com